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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 08140

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____02/15/08____ AND ENDING____12/31/09____
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SMBD, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

175 South Main Street, Suite #1410
        (No. and Street)

Salt Lake City   Utah   84111
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Justin D. Marriott   (801) 990-3350
                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sorensen, Vance & Company, P.C.
      (Name – if individual, state last, first, middle name)

3115 E. Lion Lane, Suite 220	Salt Lake City	Utah	84121
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant

  □ Public Accountant

  □ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SMBD, LLC
(A DEVELOPMENT STAGE ENTERPRISE)
TABLE OF CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Managing Director
SMBD, LLC

We have audited the accompanying statement of financial condition of SMBD, LLC (a Virginia limited liability company and a development stage enterprise), as of December 31, 2009, and the related statements of operations, cash flows and changes in members' equity for year then ended and the period from February 15, 2008 (inception) to December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SMBD, LLC as of December 31, 2009, and the results of their operations and their cash flows for the year then ended and the period from February 15, 2008 (inception) to December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sorensen, Vance + Company, P.C.

March 8, 2010
Salt Lake City, UT

1

OATH OR AFFIRMATION

I, ___Justin D. Marriott___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___SMBD, LLC___, as of ___December 31___, 20 __09__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___Member___
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2

SMBD, LLC
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Current assets:	
Cash and cash equivalents	$ 23,820
Deposits and prepaid expenses	3,650
Total current assets	27,470
Total Assets	$ 27,470

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 1,750
Total current liabilities	1,750
Members' equity	25,720
Total Liabilities and Members' Equity	$ 27,470

The accompanying notes are an integral
part of the financial statements.

SMBD, LLC
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND
FOR THE PERIOD FROM FEBRUARY 15, 2008 (INCEPTION) TO DECEMBER 31, 2009

	Year Ended December 31, 2009	February 15, 2008 to December 31, 2009
Revenues:		
Interest income	$ 16	$ 50
Total revenue	16	50
Expenses:		
Regulatory fees	5,300	17,800
Professional fees	17,300	17,300
Data storage fees	880	880
Service charges	300	600
Total expenses	23,780	36,580
Net (loss)	$ (23,764)	$ (36,530)

The accompanying notes are an integral
part of the financial statements.

SMBD, LLC
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND
FOR THE PERIOD FROM FEBRUARY 15, 2008 (INCEPTION) TO DECEMBER 31, 2009

	Year Ended December 31, 2009	February 15, 2008 to December 31, 2009
Cash flows from operating activities:		
Net loss	$ (23,764)	$ (36,530)
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in assets:		
Commissions receivable	--	--
Deposits and prepaid expenses	7,050	(3,650)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	1,750	1,750
Net cash (used in) operating activities	(14,964)	(38,430)
Cash flows from investing activities:		
Net cash provided by investing activities	--	--
Cash flows from financing activities:		
Capital contributions	28,750	62,250
Net cash provided by financing activities	28,750	62,250
Net increase in cash	13,786	23,820
Cash and cash equivalents, beginning of period	10,034	--
Cash and cash equivalents, end of year	$ 23,820	$ 23,820

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:

Income taxes	$ --	$ --
Interest	$ --	$ --

The accompanying notes are an integral
part of the financial statements.

SMBD, LLC
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009 AND
FOR THE PERIOD FROM FEBRUARY 15, 2008 (INCEPTION) TO DECEMBER 31, 2009

	Year Ended December 31, 2009	February 15, 2008 to December 31, 2009
Members' equity, Beginning of Period	$ 20,734	$ --
Capital contributions	28,750	62,250
Net (loss)	(23,764)	(36,530)
Members' equity, December 31, 2009	$ 25,720	$ 25,720

The accompanying notes are an integral
part of the financial statements.

1. **SUMMARY OF SIGNIFICANT ACCOUNT POLICIES**

   a. **Business**

   SMBD, LLC (a Virginia Limited Liability Company) was formed in 2008 under the laws of the state of Virginia and is considered to be a development stage enterprise since operations have been devoted to completing registration requirements. The Company is governed by the Operating Agreement of SMBD, LLC dated February 15, 2008.

   According to the terms of the Operating Agreement, after the initial contributions are made, members have no further obligation to contribute additional amounts of capital to the Company. In addition, the liability of the members of the Company is limited to the members' equity.

   The Company was approved to operate as a broker dealer in August, 2009. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). As of December 31, 2009, the Company had not yet produced any revenue from operations. The Company intends to limit the business to merger and acquisition advisory services. The Company is registered to do business in Utah and Virginia.

   b. **Revenue and Expense Recognition**

   The Company's financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Revenues are recognized in the period in which they are earned, and expenses are recognized in the period in which they are incurred.

   c. **Customer Security Transactions**

   The Company does not handle customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3).

   d. **Cash and Cash Equivalents**

   For purposes of reporting cash flows, the Company considers all highly liquid cash investments with a maturity of three months or less to be cash equivalents.

   e. **Management Estimates**

   The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

f. **Income Taxes**

The Company is taxed as a partnership for federal and state income tax purposes, and therefore no provision for income taxes has been recognized in the financial statements. Income (loss) of the Company is allocated to the members based upon their ownership percentage and reported on their respective individual income tax returns.

g. **Fair Value of Financial Instruments**

The carrying amount reflected in the statement of financial condition for cash and cash equivalents approximate fair value due to the short maturities of those instruments.

2. RELATED PARTY TRANSACTIONS

In November 2008, the Company entered into a *Management Services Agreement* with another limited liability company that owns 100% of the Company. Under the terms of this agreement, the Company is provided with office space, furnishings, administrative personnel, and access to the equipment and supplies necessary to operate the business free of charge. The agreement will remain in effect unless terminated by either party with thirty days advance written notice.

3. NET CAPITAL REQUIREMENTS

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital is less than the required minimum, as those terms are defined by the rule. At December 31, 2009, the Company's net capital was $21,594 which was $16,594 in excess of the $5,000 minimum required.

4. RISK MANAGEMENT

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a regular basis.

Market Risk

The Company does not invest in securities for its own account and, therefore is not directly subject to market risk.

Credit Risk

The Company does not extend credit to others and, therefore is not directly subject to credit risk.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process, and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributed to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

5. **CONCENTRATION OF CREDIT RISK**

The Company currently maintains its checking account at a brokerage account. Each night, the cash in the account is swept into multiple banks, virtually eliminating all risk associated with Federal Deposit Insurance Corporation (FDIC) insurance limits. At December 31, 2009, the Company did not have funds that exceeded insured amounts.

6. **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through March 8, 2010, the date which the financial statements were available to be issued, and has determined there are no additional subsequent events to be reported.

SMBD, LLC

(A DEVELOPMENT STAGE ENTERPRISE)

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2009

Total members' equity	$ 25,720
Deduct: equity not allowable for net capital	--
Total members' equity qualified for net capital	25,720
Liabilities subordinated to claims of general creditors allowable in computation of net capital	--
Total capital and allowable subordinated liabilities	25,720
Total non-allowable assets from the Statement of Financial Condition	(3,650)
Total other deductions	--
Total deductions and/or charges	(3,650)
Net capital before haircuts on securities positions	22,070
Haircuts on securities	476
Net capital per audit	$ 21,594

RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION

Net capital per respondent's unaudited computation	$ 21,444
Net increase in members' equity	2,550
Net (increase) in non-allowable assets	(2,400)
Net capital per audit	$ 21,594

Total aggregate indebtedness	<u>$ 1,750</u>
Ratio of aggregate indebtedness to net capital	<u>.08 : 1</u>

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which such exemption is based (check one only)

A. Limited business   X

B. "Special Account for the Exclusive Benefit of
Customers" maintained   _____

C. All customer transactions cleared through another
broker-dealer on a fully disclosed basis: Name of clearing
firm _____.   _____

D. Exempted by order of the Commission   _____

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY
REPORT ON INTERNAL ACCOUNTING CONTROL

To the Managing Director
SMBD, LLC

In planning and performing our audit of the financial statements of SMBD, LLC (the Company), as of and for the year ended December 31, 2009 and the period from February 15, 2008 (inception) to December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3115 East Lion Lane, Suite 220 • Salt Lake City, Utah 84121 • (801) 733-5055 • Fax (801) 733-6783

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be significant deficiencies or material weaknesses, as defined above, and communicated them in writing to management and those charged with governance on March 8, 2010. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of SMBD, LLC as of and for the year ended December 31, 2009 and the period from February 15, 2008 (inception) to December 31, 2009, and this report does not affect our report thereon dated March 8, 2010.

Significant Deficiency

Regulatory Requirements

The brokerage industry has many regulatory requirements that must be complied with in order to establish and maintain membership. The Company did not have adequate controls in place to ensure regulatory compliance and failed to timely file its 2009 Form X-17A-5, subjecting the Company to late fees and possible disciplinary action.

We recommend that management establish appropriate internal control procedures to ensure compliance with all regulatory requirements of the brokerage industry.

Material Weakness

Accrual Accounting

The SEC requires the financial statements of broker dealers to be prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. The accrual basis requires revenues to be recognized in the period in which they are earned, and expenses to be recognized in the period in which they are incurred. During the course of our audit fieldwork, we noted several instances where the Company recorded transactions as expenses when they were paid for instead of when incurred. In addition, we noted that the Company's operating agreement provided that the Company would use the cash basis method of accounting. This section of the agreement is in conflict with the SEC's requirement to use the accrual method of accounting.

We recommend that the Company adopt the accrual method of accounting to be in compliance with SEC requirements. Also, we recommend that the Company amend the operating agreement to reflect this adoption.

14

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, needed improvement at December 31, 2009 to meet the SEC's objectives.

The management of SMBD, LLC has responded to the aforementioned significant deficiency and material weakness. Their response is included on page 16. SMBD, LLC's written response to the significant deficiency and material weakness identified in our audit has not been subjected to the audit procedures applied in the audit of the financial statements and, accordingly, we express no opinion on it.

This report is intended solely for the information and use of the members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sorensen, Vance + Company, P.C.

March 8, 2010
Salt Lake City, UT

SMBD, LLC

Salt Lake City
The Walker Building
175 S. Main Street, Suite 1410
Salt Lake City, Utah 84111
801.990.3350 (Main)
801.880.7630 (Fax)

Richmond
Three James Center
1051 E. Cary Street, Suite 1430
Richmond, Virginia 23219
804.344.0951 (Main)
804.344.0955 (Fax)

March 8, 2010

Dear Sir or Madam:

I am hereby notifying you pursuant to Rule 17A-11(e), that two deficiency issues came up during our December 31, 2009 year-end audit and the steps we are proactively taking to address these issues.

The first issue was that we were utilizing cash accounting versus accrual accounting for financial statements. First, we have changed our operating agreement to go from a cash accounting methodology to an accrual methodology to be compliant with GAAP. We have updated the operating agreement as of today with this change in the accounting methodology. Secondly, we have also notified our outside bookkeeping firm that all financial statements are to be in accrual methodology and that were no longer using a cash methodology. We are also working with our new outside FINOP and compliance consulting, who will be working with our outside bookkeeping firm, to ensure that all financial statements will be based on an accrual methodology.

The second issue was that we failed to submit the 2009 Form X-17A-5 on time. We have taken steps to ensure that this will not happen again in that we have replaced our old FINOP and outside compliance firm (Regulatory Compliance), with a new FINOP and outside compliance consulting firm (Oyster Consulting, LLC) as of February 1, 2010. Oyster Consulting has taken a much more proactive approach with our compliance and financial reporting. In fact, we have established a game plan with our auditor Sorensen Vance & Company so that we will have not an issue with getting our audit completed on time next year.

Again that by hiring our new FINOP and outside compliance firm, we have taken the proactive steps necessary that these two deficiencies should never happen again and our audit will be filed by the due date for 2010.

Thanks,

Justin Marriott

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Managing Director
SMBD, LLC

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by SMBD, LLC (Company) and the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T to check copies noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported in the general ledger for the period from January 1, 2009 to March 31, 2009 with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T (if applicable) with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules noting no differences; and

5. Compared the amount of any overpayment applied (if applicable) to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sorensen, Vance + Company, P.C.

March 8, 2010
Salt Lake City, Utah

17

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SMBD, LLC
175 South Main St, Ste 1410
Salt Lake City UT 84111

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ _____150_____

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (_____)

   _____
   Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____150_____

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____150_____

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ _____150_____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SMBD LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _____ day of _____, 20 _____.

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending _Dec 31_, 20_09_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _____16_____

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

Total additions   _____0_____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Interest income   _____16_____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)   _____

Total deductions   _____16_____

2d. SIPC Net Operating Revenues $_____0_____

2e. General Assessment @ .0025 $_____150_____

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(to page 1 but not less than $150 minimum)